UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Companhia Aberta

           Código CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in continuation to the Material Fact of July 10th, 2024 and October 1st, 2024, informs its shareholders and the market in general that, due to adverse market conditions, it has decided not to proceed, at this time, with the initial public offering of shares of its subsidiary Moove Lubricants Holdings before the U.S. Securities and Exchange Commission.

The Company will keep the market updated on developments related to this matter.

 São Paulo, October 9th, 2024

Rodrigo Araujo Alves
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer